Exhibit 23
Consent of Independent Registered Public Accounting Firm
General Electric Company, as Administrator
GE Retirement Savings Plan:
We consent to the incorporation by reference in the registration statements (Nos. 3347500, 33323767, 33396287, 33399671, 333155585, 333158071, 333177805 and 333194243) on Forms S8 of General Electric Company of our report dated June 15, 2016, with respect to the statements of net assets available for plan benefits of the GE Retirement Savings Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11K of the GE Retirement Savings Plan.
/s/KPMG LLP
Albany, New York
June 15, 2016